As filed with the SEC on April 1, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
000- 24778

NOTIFICATION OF LATE FILING

[X] Form 10-KSB

For the Period Ended December 31, 2001

Part I              Registrant Information

Full Name of Registrant:       National Health & Safety Corporation

Address of Principal Executive Office (Street and Number)

3811 Bee Cave Road
Suite 210
Austin, Texas 78746

Part II             Rules 12b-25(b) and (c)

            (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

            (b)       The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III            Narrative

                        The Report on Form 10-KSB for National Health & Safety Corporation for the period ended December 31, 2001, is due to be filed on April 1, 2002.  The company needs additional time to file an accurate report because the company’s management has not completed its description of its business and operations for fiscal year 2001.  The company expects that its Form 10-KSB will be filed before April 15, 2002.

Part IV            Other Information

            (1)       Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

            (2)       Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes	[ ] No

            (3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[X] No

Signatures

            National Health & Safety Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Health & Safety Corporation

Date: April 1, 2002	Gary Davis
Gary Davis, President